September 6, 2024

William R. Jacobs
Chief Financial Officer
Northfield Bancorp, Inc.
581 Main Street
Woodbridge, NJ 07095

       Re: Northfield Bancorp, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended June 30, 2024
           File No. 001-35791
Dear William R. Jacobs:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1. Business
Lending Activities, page 4

1. We note your disclosure that your principal lending activity is the origination of multifamily real estate loans and, to a lesser extent, other commercial real estate loans and that these loans comprise approximately 65% and 22%, respectively, of your total loan portfolio as of December 31, 2023. Given the significance of these loans in your total loan portfolio, please revise your disclosure, in future filings, to further disaggregate the composition of these loans into owner occupied and non-owner occupied and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) by loan category which would be material to an
investor   s
       understanding of these loans.
 September 6, 2024
Page 2
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Financial Condition at December 31, 2023 and 2022, page 54

2. We note that as of December 31, 2023, non-owner occupied commercial real estate loans
       (as defined by regulatory guidance) to total risk-based capital was estimated at approximately 456% and further, that management has implemented appropriate risk management practices, including risk assessments, board-approved underwriting policies and related procedures, which include monitoring Bank portfolio performance, performing market analysis (economic and real estate), and stressing of
the Bank   s
       commercial real estate portfolio under severe, adverse economic conditions. Please revise your disclosures, in future filings, to further expand on the details of the risk management processes that have been implemented, including any specific details of underwriting or other policy changes, actions taken and frequency of assessments performed by management in response to the current environment. Please also revise, in future filings, the related disclosure in the first Risk Factor on page 31 as appropriate, for example to
       address any    additional policies or procedures    that have been or
are expected to be
       adopted.
Form 10-Q for the Quarterly Period Ended June 30, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 53

3. We note that you previously disclosed and disaggregated your commercial real estate loans held-for-investment balance by property/borrower type on page 8 in your Form 10-
       K for the Fiscal Year Ended December 31, 2023; however, similar information is not provided here. In your future quarterly filings please include disclosure, disaggregating your CRE loans by property/borrower type.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mengyao Lu at 202-551-3471 or Michael Henderson at 202-551-3364
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance